SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 29, 2002

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF N° 02.570.688/0001-70
Board of Trade NIRE N° 53 3 0000581 8

MATERIAL FACT

CREDIT OF INTEREST ON SHAREHOLDERS EQUITY

We hereby inform Brasil Telecom Participações S.A.’s (“Company”) shareholders that the Board of Directors, on a meeting held on June 24th, 2002, approved the credit of Interest on Shareholders Equity, relative to fiscal year 2002, as pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Comissão de Valores Mobiliários’ Deliberation 207/96.

I – Amount
The total amount of Interest on Shareholders Equity that the Company decided to credit on November, 2002, according to the Board of Directors deliberation, is R$28,300,000.00 (twenty eight million and three hundred thousand reais), which corresponds to a gross amount of R$0.080463074473 per one thousand shares and an amount net of income tax of R$0.068393613302 per one thousand common and preferred shares.

Eventual changes in the amount that will be paid per one thousand shares may occur as pursuant to Article 16 of Comissão de Valores Mobiliários’ Instruction 10, issued on February 14th, 1980, considering that, the Board of Directors approved a shares buyback program, on a meeting held on October 1st, 2002.

II – Amounts Credited on 2002 Fiscal Year

Date of the credit	Brazilian Ex-Date	Total credited (R$)	Gross amount per 1,000 shares (R$)	Net of income tax per 1,000 shares (R$)	Date of payment

06/26/2002	06/26/2002	116,000,000.00	0.329340527010	0.279939447959	07/08/2002
10/31/2002[1]	11/12/2002	15,000,000.00	0.042630334002	0.036235783902	AGM/2003

1The gross amount and the net amount per one thousand shares were adjusted in comparison to those published in October 31, 2002, pursuant to Comissão de Valores Mobiliários’ Instruction 10 issued on February 14th, 1980.

III – Income Tax Withheld
Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders Equity, except to those shareholders proven to have fiscal exemption or with differentiated taxation.

IV – Date of the Credit
The credit of Interest on Shareholders Equity, in the books of Brasil Telecom Participações S.A., will occur on November 29th, 2002.

V – Date of Trading “ex-Interest on Shareholders Equity”
As of December 10th, 2002, Brasil Telecom Participações S.A.’s shares will trade “Ex-Interest on Shareholders Equity”, considering the shares deposited on December 9th, 2002.

VI – Information on the Payment and Credit to Dividends
Interest on Shareholders Equity may be credited to dividends and is subject to approval of the 2003 Ordinary General Shareholders’ Meeting – A.G.O., which will deliberate on the date of the payment.

VII – Proof of Tax Exemption or Differentiated Taxation
Shareholders exempted from income tax or with differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank Banco ABN AMRO REAL S.A., Gerenciamento de Acionistas de Terceiros, Av. Paulista, 137 4/8° Andar – Cerqueira Cesar, Zip Code 01.310–916 – São Paulo – SP, until December 16th, 2002.

Brasília (DF), November 29th, 2002.

/s/ Paulo Pedrão Rio Branco
Paulo Pedrão Rio Branco
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 29, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer